PE 4-30-01

02027748

MANUALLY SIGNED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2002

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 2303-2306, 23/F, Great Eagle Center, 23 Harbour Road, Wanchai Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___)

Brilliance China Automotive Holdings Limited (the "Registrant") is furnishing under the cover of Form 6-K the announcement dated April 25, 2002 announcing its results for the year ended December 31, 2001, and its Board's recommendation for a cash dividend payment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive
Holdings Limited

Dated: April 25, 2002

By: ______________________
Name: Xiaoan Wu
Title: Executive Vice President and
Chief Financial Officer

WEBER SHANDWICK
WORLDWIDE

FOR IMMEDIATE RELEASE

For further information contact:

Xiaoan Wu
Brilliance China Automotive
Holdings Limited
(852) 2523 7227

Mike Wong
Weber Shandwick
Worldwide (HK) Ltd.
(852) 2533 9922

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED ANNOUNCES 2001 YEAR-END RESULTS; PROPOSED PAYMENT OF CASH DIVIDEND

(HONG KONG, APRIL 25, 2002) Brilliance China Automotive Holdings Limited (the "Company") (NYSE: CBA; SEHK: 1114) announced today its results for the year ended December 31, 2001 and its Board's recommendation for a cash dividend payment.

Consolidated net sales of the Company and its operating subsidiaries, Shenyang JinBei Passenger Vehicle Manufacturing Company Ltd. ("Shenyang Automotive"), Ningbo Yuming Machinery Industrial Company Ltd. ("Ningbo Yuming"), Shenyang XingYuanDong Automobile Component Co., Ltd. ("Xing Yuan Dong"), Ningbo Brilliance Ruixing Auto Components Co., Ltd. ("Ruixing"), Mianyang Brilliance Ruian Automotive Components Co., Ltd. ("Ruian") and Shenyang Brilliance Dongxing Automotive Component Co., Ltd. ("Dongxing") for the year ended December 31, 2001 were Rmb 6,218.4 million, a 1.4% decrease from sales of Rmb 6,306.4 million for the year ended December 31, 2000. The decrease in sales was primarily attributable to the price reduction of Shenyang Automotive's minibuses and the slight decrease in unit sales of the Deluxe Minibus.

Shenyang Automotive sold a total of 63,009 minibuses in 2001, a 5.0% increase over the 60,018 minibuses sold in 2000. Shenyang Automotive sold 53,356 of its Mid-priced Minibuses in 2001, a 7.0% increase over the 49,873 vehicles sold in 2000. Unit sales of the Deluxe Minibus decreased 4.8% from 10,145 vehicles in 2000 to 9,653 in 2001.

Consolidated operating income in 2001 decreased 4.7% to Rmb 1,169.8 million from Rmb 1,226.8 million in 2000. The decrease was due primarily to the increase in selling and administrative expenses relating to the additional pre-operation expenses and depreciation of buildings relating to our future sedan production. Cost of sales as a percentage of sales decreased from 70.3% in 2000 to 69.3% in 2001. Selling and administration expenses were Rmb 740.7 million, or 11.9% of sales, in 2001, compared with Rmb 643.4 million, or 10.2% of sales, in 2000.

Net income increased 2.0% to Rmb 887.1 million in 2001 from Rmb 870.0 million in 2000. Basic earnings per American depositary share ("ADS") were US$3.03 in 2001, compared to basic earnings of US$3.34 per ADS in 2000.

Mr. Yang Rong, Chairman and President of the Company, said, "In this challenging year of 2001, we have still achieved a 5.0% increase in unit sales volume. We have maintained our leadership position in the Chinese minibus market despite unprecedented competition, both foreign and domestic. Due to our long-standing efforts to provide more variety, better quality and improved services to our customers, the "JinBei" brand has become a proud symbol of quality in the Chinese minibus market.

Looking into the future, with the addition of new products in the current year and beyond, as an essential element in our overall strategy to maintain our company a strong and vibrant one in the Chinese automotive market, the management remains confident that following our current product strategy and with the united efforts of our employees, we will be able to provide good value to our Shareholders for many years to come."

The Board of Directors will recommend at the forthcoming Annual General Meeting to be held at the Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Friday, June 28, 2002 at 9:00 a.m., the payment of a cash dividend of HK$0.005 per share of the Company's ordinary shares (US$0.0641 per ADS). The dividend, if approved by the shareholders, will be paid on or before July 3, 2002 to the shareholders of record at the close of trading in Hong Kong on June 27, 2002.

The Company, incorporated in Bermuda, was established in 1992 to own a 51% interest in Shenyang Automotive, a Sino-foreign joint venture enterprise established in 1991. Shenyang Automotive, located in Shenyang, the capital of Liaoning Province and the commercial center of the northeastern region of China, is the leading manufacturer and distributor of minibuses in China. In May 1998, the Company acquired an indirect interest in two components manufacturers: a 51% equity interest in Ningbo Yuming, a wholly foreign-owned Chinese enterprise primarily engaged in the production of automobile window molding and stripping; and a 50% equity interest in Mianyang Xinchen Engine Co., Ltd., a Sino-foreign joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Xing Yuan Dong, Ruixing and Ruian, respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired 100% of the equity interests in Dongxing, a foreign-invested manufacturer of automotive components in the PRC. The Company was the first company with operations solely in China to list directly on the New York Stock Exchange.

※ ※ ※ ※ ※

Translation of amounts, for the convenience of the reader, from Renminbi (Rmb) to U.S. dollars (US$) has been made at the rate of US$1.00=Rmb 8.28 and from Hong Kong dollars (HK$) to U.S. dollars has been made at the rate of US$1.00 = HK$7.80. No representation is made that the Renminbi or Hong Kong dollar amounts could have been, or can be converted into U.S. dollars at that rate or at any other rate. In addition, all financial information presented herein has been prepared in accordance with United States generally accepted accounting principles.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2001 and, 2000
US GAAP

(Expressed in thousands of RMB, except for share and ADS data)

	Note	2001	2000
Sales to third parties		2,601,365	638,513
Sales to affiliated companies		3,617,071	5,667,917
Total sales		6,218,436	6,306,430
Cost of sales		(4,307,988)	(4,436,155)
Gross profit		1,910,448	1,870,275
Selling and administrative expenses		(740,684)	(643,432)
Operating income		1,169,764	1,226,843
Equity in earnings of associated companies, net		40,043	62,264
Subsidy income		-	181,600
Other income (expenses), net		3,456	(11,281)
Income before income taxes and minority interests		1,213,263	1,459,426
Income taxes		(116,250)	(316,337)
Income before minority interests		1,097,013	1,143,089
Minority interests in consolidated subsidiaries		(209,936)	(273,059)
Net income		887,077	870,030
Basic earnings per share in RMB	1	RMB 0.2510	RMB 0.2761
Basic earnings per share in US$	1	US$ 0.0303	US$ 0.0334
Basic earnings per ADS in US$	1,3	US$ 3.0319	US$ 3.3359
Diluted earnings per share in RMB	2	N/A	RMB 0.2680
Diluted earnings per share in US$	2	N/A	US$ 0.0324
Diluted earnings per ADS in US$	2,3	N/A	US$ 3.2387
Weighted average number of shares outstanding		3,533,522,900	3,151,418,900
Weighted average number of ADSs outstanding	3	35,335,529	31,514,189
Adjusted weighted average number of shares outstanding	2	N/A	3,245,981,803
Adjusted weighted average number of ADSs outstanding	2,3	N/A	32,459,818

1. The calculation of earnings per share is based on the weighted average number of shares of common stock outstanding during the year. The effect of the stock split on April 14, 2000 has been reflected retrospectively for the purpose of earnings per share computation. The weighted average number of shares of common stock outstanding for the year ended December 31, 2001and 2000 were 3,533,552,900 and 3,151,418,900 shares respectively.

2. No diluted earning per share has been presented for the year ended December 31, 2001 as the effect of the assumed conversion of all potential common stock outstanding is anti-dilutive. The diluted earnings per share for the year ended December 31, 2000 was calculated based on the weighted average number of common stock mentioned above and adjusted for all dilutive potential common stock outstanding during the year. The adjusted weighted average number of shares outstanding for the year ended December 31, 2000 was 3,245,981,803 shares after taking into account the effect of the weighted average number of shares deemed to be issued at no consideration if all outstanding share options during the year had been exercised.

3. On April 14, 2000, the Company's shares traded on the New York Stock Exchange Inc. were converted to ADSs at a ratio of 100 shares to 1 ADS. The calculation of earnings per ADS is based on the adjusted weighted average number of ADSs outstanding during the years presented. The weighted average number of ADSs outstanding is calculated based on the assumptions that the ADSs had been in existence throughout all the years presented and that all of the outstanding common stock were held in the form of ADSs (at the ratio of 100 shares for each ADS).